February 13, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	H. Roger Schwall, Assistant Director Tangela S. Richter, Legal Branch Chief Mellissa Campbell Duru, Staff Attorney Jill Davis, Accounting Branch Chief Gabrielle Malits, Staff Accountant

Re:
Itronics Inc.
Amendment No. 3 to Registration Statement on Form SB-2
Filed February 6, 2006 (File No. 333-127855)

Form 10-QSB/A for the Quarter ended September 30, 2005
Filed February 6, 2006 (File No. 33-18582)

Ladies and Gentlemen:

On behalf of Itronics Inc. (“Itronics” or the "Company"), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Commission”) as set forth in the comment letter of February 10, 2006.

Form 10-QSB/A filed February 6, 2006

1.	Please provide the disclosures required by paragraph 37 of APB 20 for the restatement of the financial statements to comply with EITF 00-19.

Response:

The Company has added the disclosures required by paragraph 37 of APB 20 to report the change in accounting related to the convertible notes in Note 14.

2.	In assessing the effects of the restatement, we noted the following:

•	Please revise to provide an interim statement of changes in stockholders’ equity. See paragraph 10 of APB 12.

•	Please provide capital structure disclosures required by paragraphs 4-5 of SFAS 129.

Response:

While the Company believes it has complied with the disclosures required by APB 12 paragraph 10, the Company has added a Statement of Stockholders’ Equity (Deficit). Additionally, the Company believes it has complied with the disclosure requirements of SFAS 129 paragraphs 4 and 5; however, it has replaced Note 10 with a table showing warrant and option activity for the year ended December 31, 2004 and the subsequent interim period for the nine months ended September 2005, as well as the warrants and options outstanding at period end to make the financial statements more reader-friendly.

3.
Please include in the MD&A, a discussion of the impact the DIG B38 will have on the accounting for the terms of these financial instruments and the potential volatility in earnings that could result from applying this accounting. If readily determinable, discuss what factors could cause what movements in the fair value of these financial instruments.

Response:

The Company added a comment in the MD&A under the heading “Recent Accounting Pronouncements” in the registration statement discussing DIG B-38 which, beginning January 1, 2006, requires the prepayment penalty to be classified as an embedded derivative. Additionally, under SFAS 133 all embedded derivatives in one host contract are required to be valued as a single instrument. Therefore, beginning with the first interim financial statement in 2006, the Company will need to determine the fair value of the two embedded derivatives, the beneficial conversion feature and the prepayment penalty both associated with a single debt instrument. While the Company has not yet determined the fair value of this combined embedded derivative, the Company expects that the changes in fair value each reporting period will be material due to the volatility of the Company’s stock price.

4.
Please confirm that you considered the implications of the restatement on your disclosures under Item 307 of Regulation S-B. In this regard, we urge you to consider the guidance provided at http://www.sec.gov/info/accountants/stafficreporting.htm and other information available from the website

.
Response:

The Company has considered the implications of the restatement on their disclosures under Item 307 of Regulation S-B and has concluded its disclosure controls and procedures are effective as of the end of the period covered by the report to insure that all of the information required to be reported in its SEC filings is recorded, processed, and summarized, and that there are no material weaknesses. The restatement was required due to a complex transaction with obscure accounting treatment.

5.	Update the financial statements in the registration statement as required by Item 310(g) of Regulation S-B.

Response:

The Company’s financial statements included in the registration statement are current as of the date of this filing in accordance with Item 310(g) of Regulation S-B.

6.	Provide a currently dated consent of the independent public accountant in each amendment.

Response:

The Company’s independent registered public accountant has provided a currently dated consent in each Form SB-2 amendment.

Very Truly Yours,

By:	/s/ Eric A. Pinero
Eric A. Pinero